EXHIBIT (A)(5)(IX)

Upper Deck Terminates Offer for Topps

North Las Vegas, NV – August 21, 2007: The Upper Deck Company (Upper Deck) today announced that it has terminated its previously announced tender offer for all outstanding shares of The Topps Company, Inc. (NasdaqGS: TOPP) (Topps), stating that the actions of Topps made the conditions precedent to the tender offer incapable of being satisfied. All Topps shares previously tendered and not withdrawn under the tender offer will be returned promptly in accordance with the terms of the tender offer.

Upper Deck sent Topps a letter today advising that it had terminated its tender offer. The text of the letter follows:

Dear Mr. Feder:

I am in receipt of your letter dated August 20, 2007. We are only going to bother to respond to some of the inaccuracies that riddle your letter. Indeed, we find the timing of your letter curious in light of the recently announced positions of Institutional Shareholder Services and Crescendo concerning the “flawed” manner in which Topps has conducted itself throughout the merger process.

In short, your letter is a transparent effort to create noise in order to discredit the UD transaction, promote the Tornante/Madison Dearborn merger favored by Topps’ entrenched management, and insulate Topps from potential liability to its shareholders by cynically attempting to shift the blame to UD for a breakdown of the merger. In fact, for months UD has endeavored in good faith to consummate a merger with Topps that would provide significant benefits to Topps and its shareholders. Topps, however, has erected a series of hurdles designed to frustrate UD’s ability to move forward, including the following:

•

Topps has steadfastly refused to disclose information crucial to UD’s due diligence. Incredibly, Topps insists that UD has been provided “aggregate” diligence sufficient for a reasonable buyer to do an appropriate analysis. However, financial information necessary to assess the value of the assets and complete the merger agreement continues to be withheld, including player association and league agreements, pricing matrixes, P&L by product line, and the Whiz Kids Distribution Agreement. Your latest of many conflicting and frankly bizarre positions that have been communicated to us on diligence appears to be that Topps will not provide the bulk of the still-outstanding information (including P&L information) until after we have signed a merger agreement, and that the remainder of such information (including player and league agreements) will not be provided until after UD has actually closed its tender offer. As you well know, we are a strategic buyer and can only adequately evaluate this transaction with all of this critical information. We have been consistent with this position since our initial conversations with Topps, which is more than we can say for Topps, as we have received multiple conflicting changes (at least two of which have come from you personally) to Topps’ previous position on how and when the remaining diligence is to be provided in the last week alone. It is Topps, not UD, which is responsible for this cynically contrived game of cat-and-mouse.

•

In response to UD’s request that the minimum tender offer condition be 90%, your counsel suggested (subject to board approval) a 78% condition with a top-up option to get to the 90% required to consummate a short-form merger. The parties agreed to continue to discuss this provision; however, in light of your decision to withhold critical diligence after our repeated requests for access, and your threat that we must now indicate in writing our acceptance of the 50% minimum tender condition, we – apparently like others in the marketplace – have concluded that Topps has no interest in pursuing in good faith a transaction with UD.

•	Finally, the timing described in your letter is simply inaccurate.

These roadblocks have been created by Topps as part of a deliberate effort to discredit UD (both publicly and internally with the Topps employees upon whom UD would need to rely post-closing of this acquisition), defeat UD’s offer, and justify entrenched management’s continued shameless support of the less favorable Tornante/Madison Dearborn transaction. It is now abundantly clear that Topps will attempt to impede any and all reasonable efforts to consummate the UD merger, which thus cannot possibly be consummated under the current circumstances. Accordingly, UD is left no choice but to immediately terminate its tender offer, as well as all merger discussions with Topps, while reserving all of its rights to seek redress against Topps and those responsible for the collapse of this transaction, which would have been in the best interest of Topps’ shareholders…the people to whom you owe a fiduciary duty.

IMPORTANT INFORMATION

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Upper Deck and its direct wholly-owned subsidiary UD Company, Inc. filed a Tender Offer Statement on Schedule TO (containing an Offer to Purchase, a Letter of Transmittal and related materials) with the U.S. Securities and Exchange Commission. Investors and security holders of Topps are advised to read these disclosure materials, and other disclosures materials because these materials will contain important information. Security holders may obtain a free copy of the disclosure materials and other documents filed by Upper Deck and UD Company, Inc. with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials may also be obtained from the Information Agent for the tender offer at no cost after the tender offer is commenced.

CAUTIONARY STATEMENTS

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements made in this press release are subject to risks and uncertainties. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the offer and our plans with respect to Topps, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about Topps, economic and market factors and the industry in which Topps does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Upper Deck believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this press release. These statements are not guarantees of future performance. All forward-looking statements included in this press release are made as of the date hereof and, unless otherwise required by applicable law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.

About Upper Deck

Founded in 2003, Upper Deck is a premier sports and entertainment publishing company which delivers a portfolio of relevant, innovative and multi-dimensional product experiences to collectors, sports and entertainment enthusiasts. For more information on Upper Deck and its products please visit www.upperdeck.com.

For further information contact:

Richard Foltynewicz

Telephone: (702) 633-0637